EXHIBIT 12.1

	Year Ended December 31,
(in thousands of U.S. dollars)	2010	2009	2008	2007	2006

Fixed charges:
Interest expense	$64,904	$87,041	$98,903	$93,779	$19,862	(2)
Portion of rent expense representative of interest	9,174	9,513	10,419	8,967	2,900

Total fixed charges	$74,078	$96,554	$109,322	$102,746	$22,762

Earnings (Loss):
Earnings (loss) before income taxes	$632,655	$110,943	$(215,837)	$79,996	$74,674
Fixed charges per above	74,078	96,554	109,322	102,746	22,762

Total earnings (loss)	$706,733	$207,497	$(106,515)	$182,742	$97,436

Ratio of earnings to fixed charges	9.54	2.15	(1)	1.78	4.28

(1)	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges by $215.8 million.

(2)	Excludes $13,751 of interest expense for premiums and losses on swap and swaption contracts. These contracts are unrelated to our indebtedness.